Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

Nine Months Ended
September 30, 2015
(Millions)
Earnings:
Income before income taxes	$281
Less: Equity earnings	(236)
Income before income taxes and equity earnings	45
Add:
Fixed charges:
Interest incurred	640
Rental expense representative of interest factor	7
Total fixed charges	647
Distributed income of equity-method investees	507
Less:
Interest capitalized	(40)
Total earnings as adjusted	$1,159
Fixed charges	$647
Ratio of earnings to fixed charges	1.79